Agenda and explanatory notes ASML AGM 2026 1 Public Agenda for the Annual General Meeting of ASML Holding N.V. (“ASML” or the “Company”) to be held at the TWINSCAN Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands, on Wednesday 22 April 2026, starting at 10.00 am CET (the “AGM”). 1. Opening Non-voting 2. Overview of the Company’s business, financial situation and ESG sustainability Non-voting 3. Financial statements, results and dividend a) Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2025 b) Proposal to adopt the financial statements of the Company for the financial year 2025, as prepared in accordance with Dutch law c) Clarification of the Company’s reserves and dividend policy d) Proposal to adopt a dividend in respect of the financial year 2025 Voting item Voting item Non-voting Voting item 4. Discharge a) Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2025 b) Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2025 Voting items 5. Proposal to approve the number of shares for the Board of Management Voting item 6. Composition of the Board of Management a) Notification of the intended appointment of Mr. M.J.A. Pieters as a member of the Board of Management in the position of Chief Technology Officer b) Notification of the intended reappointment of Mr. R.J.M. Dassen as a member of the Board of Management in the position of Chief Financial Officer c) Notification of the intended reappointment of Mr. F.J.M. Schneider- Maunoury as a member of the Board of Management in the position of Chief Operations Officer Non-voting 7. Composition of the Supervisory Board a) Proposal to reappoint Ms. T.L. Kelly as a member of the Supervisory Board b) Proposal to reappoint Ms. A.L. Steegen as a member of the Supervisory Board c) Proposal to appoint Mr. B. Loh as a member of the Supervisory Board d) Composition of the Supervisory Board in 2027 Voting item Voting item Voting item Non-voting Exhibit 99.3

Agenda and explanatory notes ASML AGM 2026 2 Public 8. Appointment external auditor a) Proposal to appoint PricewaterhouseCoopers Accountants N.V. as the external auditor to issue an independent auditor’s opinion on ASML’s financial statements for the reporting year 2027 b) Proposal to appoint PricewaterhouseCoopers Accountants N.V. as the external auditor to carry out the assurance of ASML’s sustainability statements for the reporting year 2027 Voting items 9. Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre- emption rights accruing to shareholders: a) Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances b) Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with the authorizations referred to in item 9 a) Voting items 10. Proposal to authorize the Board of Management to repurchase ordinary shares up to 10% of the issued share capital Voting item 11. Proposal to cancel ordinary shares Voting item 12. Any other business Non-voting 13. Closing Non-voting

Agenda and explanatory notes ASML AGM 2026 3 Public Explanatory Notes to the Agenda 2. Overview of the Company’s business, financial situation and ESG sustainability [Non-voting item] This agenda item includes an account of the Company’s business, financial situation and ESG sustainability during the financial year 2025. 3. Financial statements, results and dividend This agenda item consists of three voting items and one non-voting item a) Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2025 [Voting item] The Company has prepared the remuneration report for the Board of Management and the Supervisory Board for the financial year 2025 in accordance with the statutory requirements. Pursuant to Dutch law, the 2025 remuneration report will be submitted to the General Meeting for an advisory vote. The 2025 remuneration report has been published as part of the 2025 Annual Report and is also published separately on the Company’s website (www.asml.com/agm2026). b) Proposal to adopt the financial statements of the Company for the financial year 2025, as prepared in accordance with Dutch law [Voting item] The Company has prepared two sets of financial statements, one based on accounting principles generally accepted in the United States of America (“US GAAP”), and one based on International Financial Reporting Standards (“IFRS”) and Dutch law. For internal and external reporting purposes, the Company follows US GAAP. US GAAP is ASML’s primary accounting standard. However, the Company's financial statements based on IFRS and Dutch law are the annual accounts that are required for Dutch statutory purposes and are being submitted to the General Meeting for adoption. ASML corporate structure and its compliance with the Dutch Corporate Governance Code are accounted for in ASML’s Annual Reports for the financial year 2025, section Corporate Governance. The Company complies with the applicable best practice provisions of the Dutch Corporate Governance Code 2025. The 2025 Annual Report including the financial statements based on IFRS and Dutch law contains the Risk Management Statement in accordance with the 2025 Dutch Corporate Governance Code. The 2025 Annual Report, including the financial statements based on IFRS and Dutch law, has been published on the Company’s website (www.asml.com/agm2026) and is also available via the Company. c) Clarification of the Company’s reserves and dividend policy [Non-voting item] The Board of Management will explain the Company’s reserves and dividend policy as outlined in the Company’s 2025 Annual Report. As part of ASML's financing policy to return excess cash to shareholders through dividends and share buybacks or capital repayment, the Company aims to distribute a dividend that will be growing over time, paid quarterly. d) Proposal to adopt a dividend in respect of the financial year 2025 [Voting item] ASML intends to declare a total dividend for 2025 of EUR 7.50 per ordinary share. Recognizing the interim dividend paid in February 2026 and the two interim dividends paid in 2025, each EUR 1.60 per ordinary share, this leads to a final dividend proposal to the General Meeting of EUR 2.70 per ordinary share (for a total amount of approximately EUR 1,038M). This is a 17% increase per ordinary share compared to 2024. The proposed total dividend per ordinary share represents approximately 30% of earnings per share in 2025.

Agenda and explanatory notes ASML AGM 2026 4 Public The relevant dates for the final dividend have been set as follows: Ex-dividend Euronext 24 April 2026 Ex-dividend date Nasdaq 27 April 2026 Fixing date EUR/USD conversion 27 April 2026 Record date Euronext & Nasdaq 27 April 2026 Dividend payment date 5 May 2026 4. Discharge This agenda item consists of two voting items a) Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2025 [Voting item] It is proposed to discharge the members of the Board of Management in office in 2025 from all liability in relation to the exercise of their duties in the financial year 2025. b) Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2025 [Voting item] It is proposed to discharge the members of the Supervisory Board in office in 2025 from all liability in relation to the exercise of their duties in the financial year 2025. 5. Proposal to approve the number of shares for the Board of Management [Voting item] This agenda item concerns the proposal to approve the number of ordinary shares available for the Board of Management. Furthermore, the Company proposes to the General Meeting to designate the Board of Management as the body authorized to issue the ordinary shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 9, and will be requested for the period starting from the 2026 AGM (i.e. 22 April 2026) up to the AGM to be held in 2027. The maximum available number of ordinary shares for the Board of Management members that the Company hereby submits for approval to the General Meeting amounts to 170,000 (one hundred seventy thousand) ordinary shares for the abovementioned period. The actual number of ordinary shares that will be granted to the Board of Management members will be determined in accordance with the performance share arrangement as incorporated in the applicable remuneration policy for the Board of Management. The maximum available number of ordinary shares referred to in this agenda item should be considered as the maximum reservation that could be needed to execute the remuneration policy for the Board of Management in the abovementioned period. For further information on the performance share arrangement for the Board of Management reference is made to the remuneration policy for the Board of Management. The Company notes that as of the 2027 AGM, the proposal to designate the Board of Management as the body authorized to issue ordinary shares pursuant to the performance share arrangement in the Board of Management remuneration policy will be incorporated in the General Meeting's vote on the Board of Management remuneration policy when such policy is submitted to the General Meeting for a vote. Consequently, the proposal to approve the number of shares for the Board of Management will no longer be submitted to the General Meeting as a separate agenda item once such approval has been obtained through the vote on the Board of Management remuneration policy.

Agenda and explanatory notes ASML AGM 2026 5 Public 6. Composition of the Board of Management a) Notification of the intended appointment of Mr. M.J.A. Pieters as a member of the Board of Management in the position of Chief Technology Officer [Non-voting item] The Supervisory Board intends to appoint Mr. Pieters as a member of the Company’s Board of Management as per the date of the 2026 AGM. With Mr. Pieters' appointment to the ASML Board of Management, the Board of Management will expand from five to six members. As announced in the press release dated 9 October 2025, the Supervisory Board intends to appoint Mr. Pieters as a member of the Board of Management in the position of Executive Vice President and Chief Technology Officer. The appointment of Mr. Pieters will be for a period of four years, subject to notification to the AGM on 22 April 2026. Pursuant to the Company’s Articles of Association, Mr. Pieter’s four-year term will commence per the AGM to be held on 22 April 2026 and will expire effective per the AGM to be held in 2030. If both parties so decide, the appointment term may be further extended for consecutive periods, each with a maximum of four years. Mr. Pieters joined ASML in September 1999 and has over 25 years of experience in various technical and leadership roles, including Executive Vice President for the product area Applications from April 2023 until October 2025. Since October 2025, Mr. Pieters has served as Executive Vice President and Chief Technology Officer. Below is an overview of the most important elements of Mr. Pieters management services agreement, including his remuneration package. The management services agreement is in accordance with the Dutch Corporate Governance Code. The remuneration package is also in accordance with the applicable Remuneration Policy, including the performance criteria. Base salary: EUR 815,000 gross. Short Term Incentive: In accordance with the cash incentive included in the applicable Remuneration Policy. Long Term Incentive: In accordance with the performance share arrangement as included in the applicable Remuneration Policy. Pension: Participation in the pension arrangement for the Board of Management, based on the ‘excedent’ (supplementary) arrangement for ASML employees in the Netherlands, consisting of a gross pension element (for the salary below approximately EUR 138,000 minus the threshold) and a net pension element (for the salary above approximately EUR 138,000). Severance payment: One year base salary (gross). Appointment term: Four-year term, with the possibility of reappointment. b) Notification of the intended reappointment of Mr. R.J.M. Dassen as a member of the Board of Management in the position of Chief Financial Officer [Non-voting item] The Supervisory Board appointed Mr. Dassen as a member of the Company’s Board of Management as per 1 June 2018. Mr. Dassen’s current appointment term will end per the AGM of 22 April 2026. The Supervisory Board intends to reappoint Mr. Dassen in view of his performance as Executive Vice President and Chief Financial Officer as well as his deep financial expertise and broad leadership experience. The Supervisory Board is of the opinion that ASML will continue to benefit from Mr. Dassen’s membership of ASML’s Board of Management. The reappointment of Mr. Dassen will be for a consecutive period of four years, subject to notification to the AGM on 22 April

Agenda and explanatory notes ASML AGM 2026 6 Public 2026. Pursuant to ASML’s Articles of Association, Mr. Dassen’s term will commence as per the AGM to be held on 22 April 2026 and will expire effective the AGM to be held in 2030. If both parties so decide, the appointment term may be further extended for consecutive periods, each with a maximum of four years. Mr. Dassen was born in 1965 and has the Dutch nationality. Mr. Dassen was appointed Executive Vice President and CFO and member of the Board of Management as per 1 June 2018; he was reappointed for a second term of four years in 2022. Previously, Mr. Dassen served as Global Vice Chair and member of the Executive Board of Deloitte Touche Tohmatsu Limited, having been CEO of Deloitte Holding B.V. Since his appointment in 2018 Mr. Dassen served as Chief Financial Officer on the Board of Management of the Company. Mr. Dassen holds a master’s in Economics and Business Administration, a post-master’s in Auditing, and a PhD in Business Administration, all from the University of Maastricht. He is Professor of Auditing at the Free University Amsterdam, and sits on the Supervisory Board of the Dutch National Bank. He is also the Chair of the Supervisory Board of Maastricht University Medical Center+ and he serves on the Strategic Committee of Mistral AI. Below is an overview of the most important elements of Mr. Dassen’s management services agreement, including his remuneration package. The management services agreement is in accordance with the Dutch Corporate Governance Code. The remuneration package is also in accordance with the applicable Remuneration Policy, including the performance criteria. Base salary: EUR 815,000 gross. Short Term Incentive: In accordance with the cash incentive included in the applicable Remuneration Policy. Long Term Incentive: In accordance with the performance share arrangement as included in the applicable Remuneration Policy. Pension: Participation in the pension arrangement for the Board of Management, based on the ‘excedent’ (supplementary) arrangement for ASML employees in the Netherlands, consisting of a gross pension element (for the salary below approximately EUR 138,000 minus the threshold) and a net pension element (for the salary above approximately EUR 138,000). Severance payment: One year base salary (gross). Appointment term: Four-year term, with the possibility of reappointment. c) Notification of the intended reappointment of Mr. F.J.M. Schneider-Maunoury as a member of the Board of Management in the position of Chief Operations Officer [Non-voting item] The Supervisory Board appointed Mr. Schneider-Maunoury as a member of the Company’s Board of Management as per 24 March 2010; he was reappointed for consecutive four-year terms in 2014, 2018 and 2022. Mr. Schneider-Maunoury’s current appointment term will end per the AGM of 22 April 2026. The Supervisory Board intends to reappoint Mr. Schneider-Maunoury in view of his performance as the Company’s Executive Vice President and Chief Operations Officer and member of the Board of Management over the past sixteen years. Given his valuable contributions, the Supervisory Board is of the opinion that ASML will continue to benefit from Mr. Schneider-Maunoury’s membership of ASML’s Board of Management. The reappointment of Mr. Schneider-Maunoury will be for a consecutive period of two years, subject to notification to the AGM on 22 April 2026. Pursuant to the Company’s Articles of Association, Mr. Schneider-Maunoury’s two-year term will commence per the AGM to be held on 22 April 2026 and will expire effective per the AGM to be held in 2028. If both parties so decide, the appointment term may be further extended for consecutive periods, each with a maximum of four years.

Agenda and explanatory notes ASML AGM 2026 7 Public Mr. Schneider-Maunoury was born in 1961 and has the French nationality. Mr. Schneider- Maunoury has had various functions during his career and has gained worldwide business and operational experience in the high-value equipment industry. As Chief Operations Officer, Mr. Schneider-Maunoury is, amongst others, responsible for the successful execution of the Company’s fundamental operating strategy. Below is an overview of the most important elements of Mr. Schneider-Maunoury’s management services agreement, including his remuneration package. The management services agreement is in accordance with the Dutch Corporate Governance Code. The remuneration package is also in accordance with the applicable Remuneration Policy, including the performance criteria. Base salary: EUR 815,000 gross. Short Term Incentive: In accordance with the cash incentive included in the applicable Remuneration Policy. Long Term Incentive: In accordance with the performance share arrangement as included in the applicable Remuneration Policy. Pension: Participation in the pension arrangement for the Board of Management, based on the ‘excedent’ (supplementary) arrangement for ASML employees in the Netherlands, consisting of a gross pension element (for the salary below approximately EUR 138,000 minus the threshold) and a net pension element (for the salary above approximately EUR 138,000). Severance payment: One year base salary (gross). Appointment term: Two-year term, with the possibility of reappointment. 7. Composition of the Supervisory Board This agenda item consists of three voting items and one non-voting item. Introduction to agenda item 7 As announced at the AGM held on 23 April 2025, the Supervisory Board gives notice that Ms. T.L. (Terri) Kelly, Ms. A.L. (An) Steegen and Mr. A.F.M. (Alexander) Everke will retire by rotation per the date of the 2026 AGM due to the end of their appointment terms. Ms. Kelly and Ms. Steegen have informed the Supervisory Board that they are available for reappointment after the completion of their current terms. Mr. Everke has informed the Supervisory Board that he is not available for reappointment after the completion of his current term. a) Proposal to reappoint Ms. T.L. Kelly as a member of the Supervisory Board [Voting item] The Supervisory Board intends to nominate Ms. Kelly for reappointment as a member of the Supervisory Board per the date of the 2026 AGM. Ms. Kelly was first appointed as a member of the Supervisory Board in 2018 and is currently also the Vice-Chair of the Supervisory Board, the Chair of the Remuneration Committee and a member of the Selection and Nomination Committee. Ms. Kelly was born in 1961 and has the American nationality. Ms. Kelly was President and CEO at W.L. Gore & Associates from 2005 until 2018, having worked at Gore since 1983 in various management roles. She also served on Gore’s Board of Directors through July 2018. Terri is currently also a Trustee of the Alfred I. Dupont Charitable Trust, which provides oversight of the Nemours Foundation. She is the Chair of the Board of Trustees of the University of Delaware and a member of the Board of Directors of United Rentals, Inc. Ms. Kelly does not hold shares in the capital of the Company. Ms. Kelly is independent pursuant to the Dutch Corporate Governance Code as well as under the Nasdaq Stock Market Rules. Ms. Kelly’s previous (re)appointments were based on the enhanced recommendation right of the Works Council of ASML Netherlands B.V. (“Works Council”) and the Works Council also used its enhanced

Agenda and explanatory notes ASML AGM 2026 8 Public recommendation right for the current nomination of Ms. Kelly. The Works Council has been provided with the opportunity to determine its position in this respect and has notified the Supervisory Board that it is in favor thereof. The Supervisory Board nominates Ms. Kelly for reappointment in view of her background and experience as CEO in an innovative, multinational business with a long-term orientation, as well as her experience in the area of organizational and leadership development. Ms. Kelly has made a valuable contribution to the Supervisory Board over the past eight years, especially given her roles as Vice Chair of the Supervisory Board, Chair of the Remuneration Committee and member of the Selection and Nomination Committee, and the Supervisory Board expects to continue benefitting from Ms. Kelly´s extensive experience. Ms. Kelly fits very well in the profile for this position. Ms. Kelly’s reappointment will be for a period of two years in accordance with the Company's Articles of Association and the Rules of Procedure of the Supervisory Board. The General Meeting has not made any recommendations for the filling of this vacancy. If the General Meeting resolves to reappoint Ms. Kelly, the reappointment will be effective per the date of the 2026 AGM (i.e. 22 April 2026) and will end per the date of the AGM to be held in 2028. b) Proposal to reappoint Ms. A.L. Steegen as a member of the Supervisory Board [Voting item] The Supervisory Board intends to nominate Ms. Steegen for reappointment as a member of the Supervisory Board per the date of the 2026 AGM. Ms. Steegen was first appointed as a member of the Supervisory Board in 2022 and is currently also a member of the Technology Committee and the ESG Committee. Ms. Steegen was born in 1971 and has the Belgian nationality. Ms. Steegen is CEO and member of the Board of Directors of Barco N.V. since September 1, 2024, after having served as a co-CEO and member of the Board of Directors since October 1 , 2021. Prior to that, Ms. Steegen was R&D director at IBM Semiconductor and Executive Vice President at the research institute imec in Belgium. Furthermore, Ms. Steegen was CTO and Executive Vice President Electronic and Electro-Optical Materials at Umicore. Ms. Steegen does not hold shares in the capital of the Company. Ms. Steegen is independent pursuant to the Dutch Corporate Governance Code as well as under the Nasdaq Stock Market Rules. Ms. Steegen’s previous appointment was based on the enhanced recommendation right of the Works Council and the Works Council also used its enhanced recommendation right for the current nomination of Ms. Steegen. The Works Council has been provided with the opportunity to determine its position in this respect and has notified the Supervisory Board that it is in favor thereof. The Supervisory Board nominates Ms. Steegen for reappointment in view of her knowledge, experience and leadership capabilities, especially in the semiconductor industry in various organizations, which have been and are expected to continue to be of great value to the Supervisory Board. Ms. Steegen fits very well in the profile drafted for this position. Ms. Steegen’s reappointment will be for a period of four years in accordance with the Company's Articles of Association and the Rules of Procedure of the Supervisory Board. The General Meeting has not made any recommendations for the filling of this vacancy. If the General Meeting resolves to reappoint Ms. Steegen, the reappointment will be effective per the date of the 2026 AGM (i.e. 22 April 2026) and will end per the date of the AGM to be held in 2030. c) Proposal to appoint Mr. B. Loh as a member of the Supervisory Board [Voting item] The Supervisory Board intends to nominate Mr. Loh for appointment as a member of the Supervisory Board per the date of the 2026 AGM. Mr. Loh was born in 1963 and has the Singaporean nationality. Mr. Loh has extensive experience in the electronics and semiconductor industries, having held various board and executive positions throughout

Agenda and explanatory notes ASML AGM 2026 9 Public his career. Mr. Loh served as Chairman of the Board of Management, President and CEO for ASM International N.V. from 2020 until 2024. Prior to that, Mr. Loh served as EVP WW Sales and Marketing and member of the Board of Management at VAT Vacuum Valves AG. He also held various executive positions at FEI Company, including Chief Operating Officer and held leadership positions at Veeco Instruments, Inc. and Oerlikon Corporation. Mr. Loh also held multiple non-executive positions, including at Schneeberger, Schweiter Technologies AG, Liteq B.V. and ASMPT Ltd. Currently, Mr. Loh serves as a Supervisory Board member at Comet AG. Mr. Loh is also a member of the International Board of Semi Inc. Mr. Loh holds a degree in electronic engineering from the Tohoku University in Japan. Mr. Loh does not hold shares in the capital of the Company. Mr. Loh is independent pursuant to the Dutch Corporate Governance Code as well as under the Nasdaq Stock Market Rules. The Supervisory Board nominates Mr. Loh for appointment in view of his extensive international business and leadership experience, in particular in the electronics and semiconductor industry. The Supervisory Board expects that Mr. Loh will be a valuable contributor to the Supervisory Board, supporting ASML in further developing and executing its long-term strategy. Mr. Loh fits very well in the profile drafted for this position. Mr. Loh’s appointment will be for a period of four years in accordance with the Company's Articles of Association and the Rules of Procedure of the Supervisory Board. The General Meeting and the Works Council have not made any recommendations for the filling of this vacancy. The Works Council has been provided with the opportunity to determine its position on the nomination of Mr. Loh for appointment as a member of the Supervisory Board. If the General Meeting resolves to appoint Mr. Loh, the appointment will be effective per the date of the 2026 AGM (i.e. 22 April 2026) and will end per the date of the AGM to be held in 2030. d) Composition of the Supervisory Board in 2027 [Non-voting item] The Supervisory Board gives notice that Mr. N.S. (Nils) Andersen and Mr. J.P. (Jack) de Kreij will retire by rotation per the date of the 2027 AGM, as their terms of appointment will end per that date. 8. Appointment external auditor This agenda item consists of two voting items a) Proposal to appoint PricewaterhouseCoopers Accountants N.V. as the external auditor to issue an independent auditor’s opinion on ASML’s financial statements for the reporting year 2027 [Voting item] In 2025 PricewaterhouseCoopers Accountants N.V. (“PwC”) was appointed as the external auditor for the reporting year 2026. The Supervisory Board proposes, following the recommendation by its Audit Committee, to appoint PwC as its external auditor to issue an independent auditor’s opinion on ASML’s financial statements for the reporting year 2027. The Supervisory Board submits this proposal taking into consideration the satisfactory working relation with PwC during the 2026 reporting year and to provide continuity in the external audit processes. b) Proposal to appoint PricewaterhouseCoopers Accountants N.V. as the external auditor to carry out the assurance of ASML’s sustainability statements for the reporting year 2027 [Voting item] In anticipation of the transposition of the EU Corporate Sustainability Reporting Directive ("CSRD") into Dutch law and provided that the CSRD implementation bill takes effect for the reporting years 2026, the Supervisory Board, following the recommendation by its Audit Committee, proposes to appoint PwC as the external auditor to carry out the assurance review of, and issue a limited assurance opinion on, ASML's sustainability statements for the reporting year 2027.

Agenda and explanatory notes ASML AGM 2026 10 Public 9. Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre-emption rights accruing to shareholders. This agenda item consists of two voting items a) Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances [Voting item] It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 22 April 2026 up to and including 22 October 2027) and subject to the approval of the Supervisory Board, to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. In both cases, the authorization is limited to a maximum of 5% of ASML’s issued share capital per 22 April 2026. If this authorization is approved by the General Meeting, the existing authorization as granted per 23 April 2025 will cease to apply. b) Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with the authorizations referred to in item 9 a) [Voting item] It is proposed to authorize the Board of Management for a period of 18 months from the date of the AGM (i.e. from 22 April 2026 up to and including 22 October 2027) and subject to the approval of the Supervisory Board, to restrict or exclude pre-emption rights in relation to the issue of ordinary shares or the granting of rights to subscribe for ordinary shares as described under 9 a) pursuant to the Company's Articles of Association, if less than 50% of the issued capital is represented, this proposal can only be adopted by a majority of at least two-thirds of the votes cast. If 50% or more of the issued capital is represented, a simple majority is sufficient to adopt this proposal. If this authorization is approved by the General Meeting, the existing authorization as granted per 23 April 2025 will cease to apply. This is an annually recurring agenda item because the Board of Management considers it in the interest of the Company and its shareholders to be able to react in a timely manner when certain opportunities arise that require the issue of shares. Therefore, the Board of Management would like to have the authority to issue shares when such occasions occur, and to exclude the pre-emption rights in situations where it is imperative to be able to act quickly, without having to request the prior approval of the Company’s shareholders, for which an extraordinary shareholders’ meeting would have to be convened which would take valuable time or could create disruptive market speculations. In the past, this agenda item was for example used in relation to acquisitions. The opportunity to enter into this type of transaction may be limited if ASML needs to request prior approval to issue shares and/or exclude shareholders’ pre-emption rights. Introduction to agenda items 10 and 11: ASML aims to have flexibility in the execution of a return of capital to its shareholders. To enable such flexibility, ASML requests the General Meeting to mandate further share repurchases as well as to further authorize cancellation of ordinary shares to be able to execute share buyback programs, if the Company decides to do so. As part of ASML's financing policy to return excess cash to shareholders through dividends and share buybacks or capital repayment, subject to ASML’s actual and anticipated level of liquidity requirements and other relevant factors, the Company announced on January 28, 2026 a share buyback program, effective as from January 28, 2026 and to be executed by December 31, 2028. As part of this program, ASML intends to repurchase shares up to an amount of EUR 12 billion, of which the Company expects a total of up to 2 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. The share buyback program will be executed within the limitations of the authority granted by the General Meeting from time to time.

Agenda and explanatory notes ASML AGM 2026 11 Public 10. Proposal to authorize the Board of Management to repurchase ordinary shares up to 10% of the issued share capital [Voting item] It is proposed to renew the authorization of the Board of Management to repurchase ordinary shares for a period of 18 months effective per the date of the 2026 AGM (i.e. 22 April 2026) up to and including 22 October 2027. Provided that the General Meeting grants this new authorization, the existing authorization to repurchase ordinary shares as granted per 23 April 2025 will cease to apply. In order to realize share buybacks and to have further flexibility in the execution of a return of capital to the shareholders, it is proposed to authorize the Board of Management for a period of 18 months from 22 April 2026, to acquire - subject to the approval of the Supervisory Board - ordinary shares in the Company’s share capital up to 10% of the issued share capital as at the date of the 2026 AGM (i.e. 22 April 2026). Share buybacks may, among other transaction formats, take place on the open market, through privately negotiated purchases, in self-tender offers, or through accelerated repurchase arrangements. Shares may be repurchased at a price between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market price of these ordinary shares on Euronext Amsterdam or NASDAQ (excluding any expenses). The market price is defined as the average of the daily highest price of the ordinary shares on Euronext Amsterdam (“Euronext Amsterdam”) or the NASDAQ Stock Market LLC (“NASDAQ”) during each of the five trading days prior to the date of the acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on NASDAQ, provided that for self-tender offers, accelerated repurchase arrangements and other similar repurchase programs as determined by the Board of Management, the market price shall be the average of the daily highest price of the ordinary shares on Euronext Amsterdam or NASDAQ during a period as determined by the Board of Management, which shall be at least one trading day. Provided that the General Meeting grants this authorization, the Company may repurchase its issued ordinary shares at any time during this 18-month period. Repurchased ordinary shares will be cancelled on a regular basis, provided that the General Meeting resolves to cancel these ordinary shares (agenda item 11). Any repurchase of shares is subject to the approval of the Supervisory Board. 11. Proposal to cancel ordinary shares [Voting item] As outlined above, the number of ordinary shares ASML may at any time hold in its own capital may not exceed 10% of the issued share capital at the date of the authorization (22 April 2026). It is proposed to the General Meeting to cancel any or all ordinary shares in the share capital of the Company held or repurchased by the Company under the authorization referred to under agenda item 10, to the extent that such ordinary shares are not used to cover obligations under employee equity plans. This cancellation may be executed in one or more tranches. The number of ordinary shares that will be cancelled (whether or not in a tranche) will be determined by the Board of Management, but may not exceed 10% of the issued share capital at 22 April 2026. Pursuant to the relevant statutory provisions, cancellation may not be effectuated until two months after the resolution to cancel has been adopted and publicly announced (this will apply to each tranche).